UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Accuride Corporation

(Name of issuer)

Common Stock, $0.01 par value per share

Stock Purchase Warrant

(Title of class of securities)

004398103

(CUSIP number)

Michael J. McConvery

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

-with a copy to-

Gerald T. Nowak, P.C.

Kirkland & Ellis, LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, address and telephone number of person authorized to receive notices and communications)

September 28, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004398103
(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). SCSF Equities, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) OO (limited liability company)

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons. I.R.S Identification Nos. of above persons (entities only). Sun Accuride Debt Investments, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) OO (limited liability company)

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners V, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) PN

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). SCSF Debt Investments, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) OO (limited liability company)

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). SCSF III Debt Investments, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) PN

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Marc J. Leder
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) IN

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Rodger R. Krouse
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) IN

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners V, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) OO (Cayman Islands exempted company)

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Advisors V, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) PN

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Securities, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) OO (limited liability company)

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) PN

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Securities Fund, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) PN

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) OO (Cayman Islands exempted company)

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

CUSIP No. 004398103
(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only). Sun Capital Securities III, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5 below)
	(8)	Shared voting power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
	(9)	Sole dispositive power 0 (see Item 5 below)
	(10)	Shared dispositive power 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(11)	Aggregate amount beneficially owned by each reporting person 4,106,107* shares of Common Stock (as defined in Item 1 below) (see also Item 5 below).
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.2% of Common Stock (as defined in Item 1 below).
(14)	Type of reporting person (see instructions) OO (limited liability company)

*	This value includes 3,475,790 shares of Common Stock (as defined in Item 1 below) exercisable under the Warrants (as defined in Item 1 below) and 630,317 shares of Common Stock.

Item 1.	Security and Issuer.

The classes of equity securities to which this statement relates are:

(i) The common stock, $0.01 par value (the “Common Stock”), of Accuride Corporation, a Delaware corporation (the “Issuer”) with CUSIP No. 00439T107;

(ii) Common Stock purchase warrants exercisable for shares of Common Stock of the Issuer (the “Warrants”) with CUSIP No. 00439T115. The Warrants are exercisable at an exercise price of $2.10 per share for a period beginning on March 1, 2010 and ending on February 26, 2012.

The principal executive offices of the Issuer are located at:

7140 Office Circle

Evansville, Indiana 47715

Item 2.	Identity and Background.

(a)-(c) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Sun Capital Partners V, L.P., a Cayman Islands exempted limited partnership (“SCP V L.P.”);

(ii) SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”);

(iii) SCSF Debt Investments, LLC, a Delaware limited liability company (“SCSF Debt”);

(iv) SCSF III Debt Investments, LP, a Delaware limited partnership (“SCSF III Debt”);

(v) Sun Accuride Debt Investments, LLC, a Delaware limited liability company (“SADI”);

(vi) Marc J. Leder (“Leder”);

(vii) Rodger R. Krouse (“Krouse”);

(viii) Sun Capital Partners V, Ltd., a Cayman Islands exempted company (“SCP V Ltd.”);

(ix) Sun Capital Advisors V, L.P., a Cayman Islands limited partnership (“SCA V”);

(x) Sun Capital Securities, LLC, a Delaware limited liability company (“SCS”);

(xi) Sun Capital Securities Advisors, LP, a Delaware limited partnership (“SCSA”);

(xii) Sun Capital Securities Fund, LP, a Delaware limited partnership (“SCSF LP”);

(xiii) Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands exempted company (“SCSOF”); and

(xiv) Sun Capital Securities III, LLC, a Delaware limited liability company (“SCS III”).

SCSF Equities directly owns 145,038 shares of Common Stock of the Issuer and is deemed to own 799,790 shares of Common Stock of the Issuer by virtue of its direct ownership of Warrants.

SADI directly owns 485,279 shares of Common Stock of the Issuer and is deemed to own 2,676,000 shares of Common Stock of the Issuer by virtue of its direct ownership of Warrants.

Together, SCP V L.P., SCSF Debt, and SCSF III Debt own all of the membership interests in SADI. Together, SCSOF and SCSF LP own all of the membership interests in SCSF Equities.

Leder and Krouse each own fifty percent (50%) of SCP V Ltd., which is the general partner of SCA V, which is the general partner of SCP V L.P.

Leder and Krouse each own fifty percent (50%) of SCS, which is the general partner of SCSA, which is the general partner of SCSF LP, which is a member of SCSF Debt and SCSF Equities. Leder and Krouse are also the only two directors of SCSOF, which is a member of SCSF Debt and SCSF Equities.

Leder and Krouse each own fifty percent (50%) of SCS III, which is the general partner of SCSF III Debt.

As a result, SCP V L.P., SCSF Debt, SCSF III Debt, Leder, Krouse, SCP V Ltd., SCA V, SCS, SCSA, SCSF LP, SCSOF, and SCS III (collectively, the “Indirect Sun Owners”) and SCSF Equities may be deemed to have indirect beneficial ownership of the securities owned directly by SADI. Similarly, the Indirect Sun Owners and SADI may be deemed to have indirect beneficial ownership of the securities owned by SCSF Equities. Each Indirect Sun Owner, and SCSF Equities, with respect to the securities beneficially owned by SADI, and SADI with respect to the securities beneficially owned by SCSF Equities, expressly disclaims beneficial ownership of any securities in which they do not have a pecuniary interest.

SCP V L.P., SCSF Equities, SCSF Debt, SCSF III Debt, SADI, Leder, Krouse, SCP V Ltd., SCA V, SCS, SCSA, SCSF LP, SCSOF, and SCS III are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, pursuant to which the Reporting Persons have agreed to file this statement jointly and in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act (a copy of which is attached hereto as EXHIBIT A and incorporated herein by reference). The Reporting Persons expressly disclaim they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The principal business address of each of the Reporting Persons is:

5200 Town Center Circle

Suite 600

Boca Raton, Florida 33486

SCP V L.P., SCSF Equities, SCSF Debt, SCSF III Debt, SADI, SCP V Ltd., SCA V, SCS, SCSA, SCSF LP, SCSOF, and SCS III are each principally engaged in making investments. Messrs. Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

(d)-(e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons are organized under the laws of the jurisdictions as set forth in Items 2(a)-(c) above and such information is incorporated herein by reference. Messrs. Leder and Krouse are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 18, 2010, United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered an order confirming the Third Amended Joint Plan of Reorganization (the “Plan”) of the Issuer and its domestic subsidiaries (collectively, the “Debtors”) under Chapter 11 of the Bankruptcy Code. Pursuant to the terms of the Plan, equity interests, including shares of common stock (“Old Common Stock”) and warrants to purchase common stock, of the Issuer were cancelled and are no longer in force and effect. In addition, pursuant to the terms of the Plan, the Issuer issued shares of Common Stock and Warrants to purchase Common Stock to its prior equity holders. SCSF Equities previously directly owned 3,499,102 shares of Old Common Stock of the Issuer and pursuant to the Plan was issued 145,038 shares of Common Stock and 799,790 Warrants. As a result of an exercise of the Old Warrant (as defined in Item 4 below) on September 28, 2009, SADI previously directly owned 11,386,345 shares of Old Common Stock of the Issuer and a warrant to purchase 0.5% of the outstanding Old Common Stock of the Issuer and pursuant to the Plan was issued 485,279 shares of Common Stock and 2,676,000 Warrants.

Item 4.	Purpose of Transaction.

Between February 7, 2008 and February 18, 2009, SCSF Equities, pursuant to a proprietary trading strategy, engaged in a series of open market purchases of shares of Old Common Stock such that it directly owned 3,499,102 shares of the Issuer’s Old Common Stock.

Pursuant to a series of transactions entered into under the terms of that certain Last Out Debt Agreement, dated February 4, 2009, by and between SADI and the Issuer (the “Last Out Debt Agreement”), SADI acquired a warrant to purchase Old Common Stock of the Issuer and one share of Series A Nonconvertible Preferred Stock (the “Old Preferred Share”). Pursuant to the Last Out Debt Agreement, SADI, which held approximately $70 million of the principal amount of the indebtedness outstanding under the term portion of the Issuer’s senior credit facility, dated January 31, 2005, among the Issuer, Accuride Canada, Inc., Citicorp USA, Inc., as administrative agent, SADI, and the other lenders party thereto, agreed to modify the terms of loans it held under such credit facility (the “Last-Out Loans”). In connection with the modification of the Last-Out Loans, and pursuant to the terms of the Last Out Debt Agreement, on February 4, 2009:

(a) The Issuer issued to SADI a warrant for twenty-five percent (25%) of the fully-diluted Old Common Stock of the Issuer at an exercise price of $0.01 per warrant share (the “Old Warrant”).

(b) The Issuer issued to SADI the Preferred Share.

(c) The Issuer filed a Certificate of Designations fixing the designations, preferences, limitations and relative rights of the Preferred Share with the Secretary of State of the State of Delaware.

(d) The Issuer amended its bylaws to, among other things, expand the Board of Directors to twelve (12) members and require approval of two-thirds of the Board of Directors for certain corporate actions.

(e) SADI appointed Brian J. Urbanek, Jason H. Neimark, Douglas C. Werking, Thomas V. Taylor and Donald C. Mueller as directors of the Issuer (subject to the changes described below, the “SADI Directors”).

(f) The Issuer entered into a Registration Agreement with SADI that granted SADI certain registration rights.

On August 6, 2009, Mr. Werking resigned from his position as a member of the board of directors of the Issuer. On August 13, 2009, the board appointed Michael E. Alger as a director after his nomination as a candidate by SADI. Mr. Alger succeeded Mr. Werking as a SADI Director.

On September 28, 2009, SADI exercised a portion of the Old Warrant to acquire 24.5% of the then outstanding shares of Old Common Stock and was issued 11,386,345 shares of Old Common Stock (net of shares of Old Common Stock withheld to cover the exercise price) of the Issuer and maintained the right to purchase an additional 0.5% of the outstanding Old Common Stock of the Issuer.

On October 8, 2009, the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. On February 18, 2010, the Bankruptcy Court entered an order confirming the Plan. Pursuant to the terms of the Plan, equity interests, including Old Common Stock and the Old Warrant, of the Issuer were cancelled and are no longer in force and effect. In addition, pursuant to the terms of the Plan, the Issuer issued shares of Common Stock and Warrants to purchase Common Stock to its prior equity holders. As a result of SCSF Equities’ ownership of shares of Old Common Stock, it was issued issued 145,038 shares of Common Stock and 799,790 Warrants. As a result of SADI’s ownership of shares of Old Common Stock and the Old Warrant, it was issued 485,279 shares of Common Stock and 2,676,000 Warrants. Pursuant to the Plan, SADI surrendered the Preferred Share and received the $100 liquidation preference in cash. In addition, the SADI directors have resigned from the Issuer’s board of directors.

Each of the Reporting Persons acquired the securities of the Issuer for investment purposes. Each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, Warrants, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose or distribute of some or all of its Common Stock, Warrants or such other securities it owns or may subsequently acquire depending on various factors, including but not limited to, the price of Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. Each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Exchange Act.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Stock of the Issuer deemed to be beneficially owned by the Reporting Persons is 4,106,107 shares of Common Stock, which represents approximately 3.2% of the issued and outstanding Common Stock of the Issuer. The calculation of this number and this percentage assumes exercise of the Warrants.

(b) Each Reporting Person may be deemed to have shared voting power to vote or direct the vote of 4,106,107 shares of Common Stock of the Issuer. This number is comprised of (i) 145,038 shares of Common Stock held directly by SCSF Equities, (ii) 799,790 shares of Common Stock issuable upon exercise of the Warrants held directly by SCSF Equities, (iii) 485,279 shares of Common Stock held directly by SADI and (iv) 2,676,000 shares of Common Stock issuable upon exercise of the Warrants held directly by SADI. The filing of this Schedule 13D/A shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.

(c) Except for the transactions described herein or in the Schedule 13D/A, there have been no other transactions in the equity securities of the Issuer effected by the Reporting Persons during the past sixty (60) days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) On February 26, 2010, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Old Common Stock of the Issuer and are not beneficial owners of more than five percent of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D/A, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT A	Joint Filing Agreement, dated March 2, 2010, by and among each of the Reporting Persons.+

+	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2010

Marc J. Leder

/S/ MARC J. LEDER

Rodger R. Krouse

/S/ RODGER R. KROUSE

Sun Capital Partners V, L.P.

By:	Sun Capital Advisors V, L.P.
Its:	General Partner

By:	Sun Capital Partners V, Ltd.
Its:	General Partner

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Capital Advisors V, L.P.

By:	Sun Capital Partners V, Ltd.
Its:	General Partner

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Capital Partners V, Ltd.

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Capital Securities Offshore Fund, Ltd.

By:	Sun Capital Securities Management, LLC
Its:	Investment Manager

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President

By:	/S/ MELISSA KLAFTER
Name:	Melissa Klafter
Its:	Vice President

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Capital Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Capital Securities, LLC

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

SCSF Equities, LLC

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

SCSF Debt Investments, LLC

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

SCSF III Debt Investments, LP

By:	Sun Capital Securities III, LLC
Its:	General Partner

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Capital Securities III, LLC

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Accuride Debt Investments, LLC

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President

EXHIBIT A

JOINT FILING AGREEMENT

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: March 2, 2010

Marc J. Leder
/S/ MARC J. LEDER

Rodger R. Krouse
/S/ RODGER R. KROUSE

Sun Capital Partners V, L.P.

By:	Sun Capital Advisors V, L.P.
Its:	General Partner

By:	Sun Capital Partners V, Ltd.
Its:	General Partner

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Capital Advisors V, L.P.

By:	Sun Capital Partners V, Ltd.
Its:	General Partner

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Capital Partners V, Ltd.

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Capital Securities Offshore Fund, Ltd.

By:	Sun Capital Securities Management, LLC
Its:	Investment Manager

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President

By:	/S/ MELISSA KLAFTER
Name:	Melissa Klafter
Its:	Vice President

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Capital Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Capital Securities, LLC

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

SCSF Equities, LLC

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

SCSF Debt Investments, LLC

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

SCSF III Debt Investments, LP

By:	Sun Capital Securities III, LLC
Its:	General Partner

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Capital Securities III, LLC

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

Sun Accuride Debt Investments, LLC

By:	/S/ MICHAEL J. MCCONVERY
Name:	Michael J. McConvery
Its:	Vice President